Exhibit 99.1

Therapix Biosciences Raises $2.6 Million in Private Placement

TEL-AVIV, Israel, June 29, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced that it has entered into definitive agreements with several accredited and institutional investors providing for the issuance of an aggregate of 5.2 million American Depositary Shares (“ADSs”) at a purchase price of $0.50 per ADS, and warrants to purchase up to 2.6 million American Depositary Shares in a private placement (the “Warrants,” and together with the ADSs: the “Securities”).

The warrants will have a term of five and one-half years, be exercisable commencing six months from the issuance date, and have an exercise price of $0.50 per ADS. From the issue date until the date that the Company consummates a public offering of ADSs with gross proceeds to the Company of at least $10 million, in the event that the Company sells shares at an effective price per ADS less than the exercise price, the exercise price of the warrants will be adjusted, to such lower price per ADS.

The private placement is expected to result in gross proceeds to Therapix of $2.6 million. Therapix intends to use the net proceeds from the offering for general corporate purposes.

The Ordinary Shares underlying the ADSs are being deposited with the Company’s depositary bank, The Bank of New York Mellon, together with the signing of the purchase agreement. The closing of the sale of the Securities is expected to take place on or about July 1, 2020, subject to satisfaction of customary closing conditions.

Roth Capital Partners acted as the exclusive placement agent for this offering. The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the ADSs, including ADSs issuable upon exercise of the warrants described above.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the proposed private placement, the successful closing of the private placement and planned use of the net proceeds from the private placement. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com